NO ACT

PE
3-9-10



10011712



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

April 5, 2010



Act: 1934
Section:
Rule: 14a-8
Public
Availability: 4-5-10

Dean M. Freed
Vice President, General Counsel
and Secretary
Mentor Graphics Corporation
8005 S.W. Boeckman Road
Wilsonville, OR 97070-7777

Re: Mentor Graphics Corporation
Incoming letter dated March 9, 2010

Dear Mr. Freed:

This is in response to your letter dated March 9, 2010 concerning the shareholder proposal submitted to Mentor Graphics by the New York City Employees' Retirement System; the New York City Teachers' Retirement System; the New York City Police Pension Fund; the New York City Fire Department Pension Fund; and the New York City Board of Education Retirement System. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Millicent Budhai
Director of Corporate Governance
The City of New York
Office of the Comptroller
1 Centre Street, Room 720
New York, NY 10007-2341

April 5, 2010

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: Mentor Graphics Corporation
Incoming letter dated March 9, 2010

The proposal relates to the chairman of the board.

There appears to be some basis for your view that Mentor Graphics may exclude the proposal under rule 14a-8(e)(2) because Mentor Graphics received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if Mentor Graphics omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

We note that Mentor Graphics filed its statement of objections to including the proposal in its proxy materials more than 80 calendar days before the date on which it currently anticipates filing definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances, we do not waive the 80-day requirement.

Sincerely,

Charles Kwon
Special Counsel

## DIVISION OF CORPORATION FINANCE
## INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



Mentor Graphics Corporation
8005 S.W. Boeckman Road
Wilsonville, OR 97070-7777
(503) 685-7000
www.mentor.com

March 9, 2010

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Omission of Shareholder Proposal Submitted by the Comptroller of the City of New York, John C. Liu

Ladies and Gentlemen:

This letter is to inform you that Mentor Graphics Corporation (the "Company" or "Mentor Graphics") intends to omit from its proxy statement and form of proxy for its 2010 Annual Meeting of Shareholders (collectively, the "2010 Proxy Materials") a proposal (the "Proposal") submitted by the Comptroller of the City of New York, John C. Liu (the "Proponent"). Copies of the March 2, 2010 letter and the attached document setting forth such Proposal (the "Proposal Letter") are enclosed.

We hereby notify the Division of Corporation Finance (the "Division") of the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude the Proposal from its 2010 Proxy Materials, and we respectfully request that the staff of the Division (the "Staff") concur in our view that the Proposal is excludable because the Proponent failed to submit the Proposal prior to the deadline set forth in Rule 14a-8(e). In this letter, the capitalized term "Rule" refers to a rule under Regulation 14A promulgated under the Securities Exchange Act of 1934, as amended.

Pursuant to Staff Legal Bulletin No. 14D (CF), Shareholder Proposals (November 7, 2008), question C, on behalf of the Company, the undersigned hereby submits this letter to the Commission via email to shareholderproposals@sec.gov in lieu of providing six copies of this letter pursuant to Rule 14a-8(j). In addition, in accordance with Rule 14a-8(j), we have concurrently sent a copy of this letter to the Proponent, informing the Proponent of our intention to exclude the Proposal from the 2010 Proxy Materials.

## I. The Proposal

The Proposal is as follows:

"Whereas: The Board of Directors of a company is meant to be an independent body, elected by, and accountable to, shareholders;

"Whereas: The Board of Directors is charged by law with the duty, authority, and responsibility to formulate and direct corporate policies that serve the interests of the shareholders;

"Whereas: The Chair of the Board of Directors is charged with overseeing the Board, with a central role in the Board's selection, independent oversight, and evaluation of the company's chief executive officer (CEO);

"Whereas: In order to avoid conflict-of- interests, and to ensure the independent oversight of the CEO, the Chair of the Board of Directors should not be a current or former employee of the company;

"RESOLVED: Shareholders request that the Board of Directors adopt a policy to separate the positions of Chair of the Board of Directors and CEO, and that the Chair of the Board of Directors shall be an independent director, who is not a former or current employee of the company. The policy should allow for departure under extraordinary circumstances, such as the unexpected resignation of the Chair."

## II. Reason for Excluding the Proposal: The Proponent Did Not Timely Submit the Proposal.

Mentor Graphics believes that the Proposal may properly be excluded from its 2010 Proxy Materials because the Proponent did not timely submit the Proposal as required by Rule 14a-8(e).

Rule 14a-8(e)(2) requires proponents to submit proposals not less than 120 calendar days before the date of the Company's proxy statement released to shareholders in connection with the previous year's annual meeting. The Company's 2009 annual meeting was held on June 25, 2009, and its 2009 annual meeting proxy statement was first mailed to shareholders on May 29, 2009; the Company's 2010 annual meeting will be held on or about July 1, 2010, and we anticipate that the definitive proxy statement for that meeting will be filed on or about June 1, 2010. Thus, the Proponent was required to submit the Proposal not less than 120 calendar days before May 29, 2010, which was January 29, 2010. This requirement, including the specific date, was described in the section "*Shareholder Proposals*" on page 37 of the Company's 2009 annual meeting proxy statement.

The Proposal was first received by the Company by mail on March 5, 2010, more than a month after the January 29, 2010 deadline. The Staff has strictly construed the Rule 14a-8(e)(2) deadline and consistently concurred with the exclusion of shareholder proposals pursuant to Rule 14a-8(e)(2) on the basis that such proposals were not timely submitted, even if those proposals were received only a few days after the deadline. See, e.g. Alcoa Inc. (January 12, 2009) (proposal received four days after the deadline); City National Corp. (January 17, 2008) (proposal received one day after the deadline); Dominion Resources Inc. (March 2, 2005) (proposal received two months after the deadline); and Actuant Corporation (November 26, 2003) (proposal received three months after the deadline).

Because the failure to timely submit a shareholder proposal is a deficiency that cannot be remedied, the Company did not provide the Proponent with the 14 day notice and opportunity to cure under Rule 14a-8(f)(1). Rule 14a-8(f)(1) states in part, "A company need not provide [the proponent] such notice of a deficiency if the deficiency cannot be remedied, such as if [the proponent] fail[s] to submit a proposal by the company's properly determined deadline."

**III. Conclusion**

Based on the foregoing, the Company requests that the Staff not recommend any enforcement action if the Proposal is excluded from the 2010 Proxy Materials. As described above, the Proposal was received by the Company on March 5, 2010. The deadline for submission of the Proposal, as determined under Rule 14a-8(e)(2) and disclosed in our 2009 annual meeting proxy statement, was January 29, 2009, prior to the Company's receipt of the Proposal.

The Company hereby respectfully requests a waiver of the Rule 14a-8(j) requirement that a company must file its reasons for exclusion of a proposal no later than 80 days before it files its definitive proxy statement. The Company received the Proposal in the last two business days, so we believe we have acted with appropriate speed in preparing and sending this letter. The date of this letter is actually 84 days prior to the currently anticipated filing date for our definitive proxy statement. The Company is nevertheless requesting a waiver of the 80 day deadline to preserve flexibility to file sooner.

If you have any questions or require additional information concerning this matter, please call me at (503) 685-1295.

Very truly yours,



Dean M. Freed
Vice President, General Counsel and
Secretary



THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

John C. Liu
COMPTROLLER

March 2, 2010

Mr. Dean Freed
Vice President, General Counsel and
Secretary
Mentor Graphics Corporation
8005 S. W. Boeckman Road
Wilsonville, Oregon 97070-7777

Dear Mr. Freed:

I write to you on behalf of the Comptroller of the City of New York, John C. Liu. The Comptroller is the custodian and a trustee of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Fire Department Pension Fund, and custodian of the New York City Board of Education Retirement System (the "Systems"). The Systems' boards of trustees have authorized the Comptroller to inform you of their intention to present the enclosed proposal for the consideration and approval of stockholders at the next annual meeting of Mentor Graphics Corporation.

Therefore, we offer the enclosed proposal for shareholders to consider and approve at the next annual meeting of the company. It is submitted to you in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, and I ask that it be included in the company's proxy statement.

Letters from The Bank of New York Mellon Corporation certifying the Systems' ownership of shares of Mentor Graphics Corporation common stock are enclosed. Each System intends to continue to hold at least $2,000 worth of these securities through the date of the next annual meeting.

We would be happy to discuss the proposal with you. Should the Board of Directors decide to endorse its provisions as corporate policy, we will withdraw the proposal from consideration at the annual meeting. If you have any further questions on this matter, please feel free to contact me at 1 Centre Street, Room 720, New York, NY 10007; phone (212) 669-2536.

Very truly yours,



Millicent Budhai
Director of Corporate Governance

Enclosures

MB/ma
Mentor Graphics Corp. – Independent Board Chair

## INDEPENDENT BOARD CHAIR

*Submitted by John C. Liu, Comptroller, City of New York, on behalf of the Boards of Trustees of the New York City Pension Funds & Retirement Systems*

Whereas: The Board of Directors of a company is meant to be an independent body, elected by, and accountable to, shareholders;

Whereas: The Board of Directors is charged by law with the duty, authority, and responsibility to formulate and direct corporate policies that serve the interests of the shareholders;

Whereas: The Chair of the Board of Directors is charged with overseeing the Board, with a central role in the Board's selection, independent oversight, and evaluation of the company's chief executive officer (CEO);

Whereas: In order to avoid conflict-of- interests, and to ensure the independent oversight of the CEO, the Chair of the Board of Directors should not be a current or former employee of the company;

RESOLVED: Shareholders request that the Board of Directors adopt a policy to separate the positions of Chair of the Board of Directors and CEO, and that the Chair of the Board of Directors shall be an independent director, who is not a former or current employee of the company. The policy should allow for departure under extraordinary circumstances, such as the unexpected resignation of the Chair.

SUPPORTING STATEMENT

The recent economic and banking crisis raises the issue of whether boards of directors are providing adequate and effective oversight of management, and protecting the interests of shareholders. The combination of the positions of Chair of the Board of Directors and CEO at a number of the weakened companies has given rise to deep concerns about whether the independent oversight of such boards was compromised by the influence of the CEOs.

While the management of the company is the purview of the CEO, the Board of Directors is obligated to independently oversee the CEO and management, and to protect the interests of the shareholders. Combining the positions of CEO and Chair of the Board of Directors potentially undermines the independence of the Board of Directors, and creates the environment for negative impacts of conflicting interests. As companies move forward beyond the crisis, boards of directors need to be more vigilant and active in adopting, and ensuring compliance with, policies to avert events of such magnitude and impact.

The existence of the non-executive Chair of the Board of Directors is the norm in many countries outside the United States - over 79% of large British companies and all German and Dutch companies have split the positions (Millstein Center for Corporate Governance), and support for this reform is growing in the United States. Approximately 73% of directors on boards with an independent chairperson believe that their companies benefited from the split (Survey, 2008 Public US National Association of Corporate Directors). More that 88% of senior financial executives believe the positions should be separated (Grant Thornton, 2009 Survey).



BNY MELLON
ASSET SERVICING

March 2, 2010

To Whom It May Concern

**Re: Mentor Graphics Corp.** **Cusip#: 587200106**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from March 2, 2009 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Employees' Retirement System.

The New York City Employees' Retirement System 88,153 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Tiedemann

Alice Tiedemann
Vice President



BNY MELLON
ASSET SERVICING

March 2, 2010

To Whom It May Concern

**Re: Mentor Graphics Corp.** **Cusip#: 587200106**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from March 2, 2009 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Teachers' Retirement System.

The New York City Teachers' Retirement System 113,061 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Tiedemann

Alice Tiedemann
Vice President

One Wall Street, New York, NY 10286



BNY MELLON
ASSET SERVICING

March 2, 2010

To Whom It May Concern

**Re: Mentor Graphics Corp. Cusip#: 587200106**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from March 2, 2009 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Police Pension Fund.

The New York City Police Pension Fund 40,318 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Tiedemann

Alice Tiedemann
Vice President


BNY MELLON
ASSET SERVICING

March 2, 2010

To Whom It May Concern

**Re: Mentor Graphics Corp.** **Cusip#: 587200106**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from March 2, 2009 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Fire Department Pension Fund.

The New York City Fire Department Pension Fund 12,912 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Tiedemann

Alice Tiedemann
Vice President

One Wall Street, New York, NY 10286


BNY MELLON
ASSET SERVICING

March 2, 2010

To Whom It May Concern

**Re: Mentor Graphics Corp. Cusip#: 587200106**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from March 2, 2009 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Board of Education Retirement System.

The New York City Board of Education Retirement System 5,600 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Tiedemann

Alice Tiedemann
Vice President